Tesoro Logistics LP
19100 Ridgewood Parkway
San Antonio, Texas 78259-1828
April 1, 2011
Via EDGAR and Facsimile
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-4628

Attn:	H. Roger Schwall, Assistant Director
Division of Corporation Finance

	Re:	Tesoro Logistics LP
Amendment No. 2 to Registration Statement on Form S-1
Filed March 14, 2011

Amendment No. 3 to Registration Statement on Form S-1
Filed March 18, 2011
File No. 333-171525
Ladies and Gentlemen:
     Set forth below are the responses of Tesoro Logistics LP, a Delaware limited partnership (“we” or the “Partnership”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated March 25, 2011 with respect to the Partnership’s Amendment No. 2 (“Amendment No. 2”) to the Registration Statement on Form S-1 filed with the Commission on March 14, 2011, and Amendment No. 3 to the Registration Statement on Form S-1 filed with the Commission on March 18, 2011, File No. 333-171525 (the “Registration Statement”).
     Concurrently with the submission of this letter, we have filed through EDGAR Amendment No. 4 to the Registration Statement (“Amendment No. 4”). For your convenience, we have hand delivered four copies of this letter, as well as four copies of Amendment No. 4 marked to show all changes made since Amendment No. 2.
     For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold text. All references to page numbers and captions correspond to Amendment No. 4, unless otherwise indicated.

Securities and Exchange Commission
April 1, 2011
Amendment No. 3 to Registration Statement on Form S-1
Exhibit 10.8
1.	We note that you have filed a confidential treatment request with regard to omitted portions of this exhibit to your registration statement. We will issue in a separate letter any comments related to the request. Our review of your Form S-1 will not be complete and we will not be in a position to consider a request for accelerated effectiveness for the registration statement until all issues, including the request, have been resolved.
Response: We acknowledge the Staff’s comment.
Amendment No. 2 to Registration Statement on Form S-1
Statement of Estimated EBITDA, page 54
2.	We note that your Statement of Estimated EBITDA for the twelve months ending March 2012 excludes the results for the interim period ended March 31, 2011. In light of the planned timing of your offering, please tell us how you intend to inform investors of your results of operations and the sufficiency of the cash you generated or expect to generate to pay the minimum distribution for the period ended March 31, 2011.
Response: We acknowledge the Staff’s comment. We currently state in the Registration Statement that we would have generated cash available for distribution sufficient to pay the minimum quarterly distribution on all of our outstanding common and subordinated units for the year ended December 31, 2010 and that we believe that we will generate a sufficient amount for the twelve months ending March 31, 2012. As the substantial majority of both our pro forma revenue for the year ended December 31, 2010 and our forecasted revenue for the twelve months ending March 31, 2012 is generated under commercial agreements with affiliates of Tesoro that we will enter into at the closing of this offering, we do not anticipate that our pro forma results of operations or cash available for distribution for the quarter ended March 31, 2011 will be materially different than our pro forma results of operations or cash available for distribution for the year ended December 31, 2010 in terms of having sufficient cash available to pay the minimum quarterly distribution. As a result, we do not believe that the inclusion of additional pro forma results of operations for the quarter ended March 31, 2011 would materially enhance our existing disclosure.
Additionally, the inclusion of information for the quarter ended March 31, 2011 would materially delay the anticipated launch of our offering early in the second quarter for no material benefit to investors. As is common with businesses in industries such as ours, it typically takes our accounting staff several weeks following the end of a quarter to close our books and prepare quarterly financial statements with respect to that quarter. Substantially delaying the offering in order to prepare this financial information would create material uncertainty about our ability to commence and close the offering in a timely fashion, but would be of no material benefit to investors.

Securities and Exchange Commission
April 1, 2011
Moreover, due to the fact that our offering will close after the end of the quarter ended March 31, 2011, we will not be making a distribution to the purchasers in the offering with respect to that quarter. As a result, the inclusion in our forecast of financial information for the quarter ended March 31, 2011 will introduce pro forma financial information into our forecast for a historical period with respect to which the purchasers in our offering will not be receiving a distribution.
Finally, we would like to draw the Staff’s attention to the fact that it is very common for there to be a gap between the date of the last balance sheet included in the Registration Statement and the beginning of the forecast period (which we refer to in this letter as the “Gap Period”). Based on our review of the more than thirty most recent final prospectuses for master limited partnership initial public offerings, the only two final prospectuses we identified that did not have a Gap Period were Cheniere Energy Partners, L.P. and Energy Transfer Equity, L.P.
For the reasons stated above, we believe that our presentation of pro forma cash available for distribution for the year ended December 31, 2010 and pro forma forecasted cash available for distribution for the twelve months ending March 31, 2012 adequately informs investors of our ability to generate sufficient cash to pay the minimum quarterly distribution on all of our outstanding common and subordinated units for the twelve month period following the anticipated closing our initial public offering.
Certain Relationships and Related Party Transactions, page 137
3.	We note your response to comment 13 in our letter dated March 1, 2011 and your revised disclosure that the annual corporate services fee is in addition to the expenses of your general partner and your affiliates that are reimbursed under your partnership agreement. Please tell us why such annual corporate services fee is not also described in the summary of payments to be made by you under the heading “Distributions and Payments to Our General Partner and Its Affiliates” at page 136.
Response: We acknowledge the Staff’s comment. We have revised the Registration Statement accordingly. Please see page 138.
Master Terminalling Services Agreement, page 146
4.	Please revise your filing to clarify your obligation under the master terminalling services agreement to make available to Tesoro storage and throughput capacity at each respective terminal. For example, we note that the term “Stipulated Capacity of Products” in Section 4 of such agreement does not appear to be defined.

Response: We have revised the Registration Statement accordingly. Please see page 149. In addition, the reference to the term “Stipulated Capacity of Products” in Section 4 of the master terminalling services agreement should have referred to the term “Stipulated Volume of Products.” We have revised the master terminalling services agreement accordingly and filed the revised version with Amendment No. 4.

Securities and Exchange Commission
April 1, 2011
     We hereby acknowledge the Staff’s closing comments to the letter and hereby undertake to comply with the Staff’s requests. Please direct any questions or comments regarding the foregoing to the undersigned or to our counsel at Latham & Watkins LLP, William Finnegan at (713) 546-7410 or Brett Braden at (713) 546-7412.

Very truly yours, TESORO LOGISTICS LP
By:	Tesoro Logistics GP, LLC,
its General Partner

By:	/s/ Charles S. Parrish
Charles S. Parrish Vice President, General Counsel and Secretary

cc:	Parker Morrill (via facsimile (703) 813-6982)
William N. Finnegan IV (Issuer’s counsel)
Brett E. Braden (Issuer’s counsel)
David P. Oelman (Underwriter’s counsel)
D. Alan Beck (Underwriter’s counsel)